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                         Filed pursuant to Rule 424(b)(4)
                            Registration No. 333-19305

PROSPECTUS

                                    RPM, INC.
                                    771,632
                                  COMMON SHARES
                               (WITHOUT PAR VALUE)

         This Prospectus relates to the offer and sale of 771,632 Common Shares, without par value (the "Common Shares"), of RPM, Inc., an Ohio corporation (the "Company"). All of the Common Shares being registered may be offered and sold from time to time by a certain selling shareholder of the Company. See "Selling Shareholder" and "Manner of Offering." The Company will not receive any proceeds from the sale of the Common Shares.

         The Company's Common Shares are traded on the Nasdaq National Market under the symbol "RPOW." On January 13, 1997 the last reported sale price for the Common Shares was $17.875 per share.

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         No person has been authorized to give any information or to make any representations other than those contained in this Prospectus (including the material incorporated herein by reference) and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or by any other person deemed to be an underwriter. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy the shares covered by this Prospectus by anyone in any state in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so to anyone to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create an implication that there has been no change in the affairs of the Company since the date hereof.

                THE DATE OF THIS PROSPECTUS IS JANUARY 14, 1997


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                                   THE COMPANY

                  RPM, Inc., an Ohio corporation, has its principal executive offices at 2628 Pearl Road, P.O. Box 777, Medina, Ohio 44258, and its telephone number is (330) 273-5090. As used in this Prospectus, the "Company" shall refer to RPM, Inc. and its consolidated subsidiaries, unless the context indicates otherwise.

                               RECENT DEVELOPMENTS

Acquisition of Marson Automotive Division
-----------------------------------------

                  The Company and its wholly owned subsidiary Bondo/Mar-Hyde Corporation (the successor corporation to Dynatron/Bondo Corporation) entered into an Asset Purchase Agreement, dated as of December 30, 1996 (the "Purchase Agreement") with Marson Corporation, a Delaware corporation ("Marson") and Marson's wholly owned Canadian subsidiary, Marson Canada Inc., a Canadian corporation ("Marson Canada"). Pursuant to the Purchase Agreement, the Company agreed to acquire substantially all of the assets and assume certain liabilities (the "Acquisition") related to the business conducted by Marson and Marson Canada as the Marson Automotive Division ("Marson Automotive") from Marson and Marson Canada. Through Marson Automotive, Marson and Marson Canada manufacture, distribute and market automotive paint, body and equipment products and accessories to wholesale suppliers to the automotive service and repair industry and to retail sellers to the do-it-yourself market.

Acquisition of Tremco, Inc.
---------------------------

                  Effective October 21, 1996, the Company and The B.F.
Goodrich Company, a New York corporation ("B.F. Goodrich"), entered into a Stock Purchase Agreement for RPM to acquire substantially all of Tremco Incorporated, an Ohio corporation and a B.F. Goodrich subsidiary ("Tremco"). Tremco manufactures and sells roofing systems, sealants and coatings. Tremco is headquartered in Cleveland and employs about 1,700 employees at office and manufacturing locations in the United States, Canada, the United Kingdom, The Netherlands and Australia, with offices in several other countries. The roofing systems, sealants and coatings manufactured under the Tremco brand name are sold to customers primarily in building, construction, building maintenance and retail markets. Tremco had sales in 1995 of approximately $350 million. The transaction is expected to be completed in the first quarter of 1997.

                              AVAILABLE INFORMATION

                  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission") which may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Such reports, proxy statements, and information are also available for inspection and copying at the regional offices of the Commission located at: 500 West Madison Street, Chicago, Illinois 60661; and Seven World Trade Center, 13th Floor, New York, New York 10007. Copies of such material may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 upon payment of prescribed rates. The Commission also maintains a Web site (HTTP://WWW.SEC.GOV) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission, including the Company.

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                       INCORPORATION OF CERTAIN DOCUMENTS
                          AND INFORMATION BY REFERENCE

                  The Company hereby incorporates by reference into this Prospectus the following documents heretofore filed by the Company with the Commission pursuant to the Exchange Act: (a) the Company's Annual Report on Form 10-K for the fiscal year ended May 31, 1996; (b) the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended August 31, 1996; and (c) the Company's Current Report on Form 8-K dated October 21, 1996.

                  All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of this offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents.

                  The Company will provide, without charge, to each person to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any and all of the information that has been incorporated by reference in this Prospectus (not including exhibits to the information that is incorporated by reference unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates). Such request should be directed to: Paul A. Granzier, Esq., Secretary, RPM, Inc., 2628 Pearl Road, P.O. Box 777, Medina, Ohio 44258, telephone (330) 273-5090.

                               SELLING SHAREHOLDER

                  The Common Shares covered by this Prospectus are being offered and sold by the person listed below (the "Selling Shareholder"). The Company has issued such Common Shares to the Selling Shareholder in connection with the consummation of the Acquisition.

                  The following table shows the number of Common Shares owned by the Selling Shareholder prior to this offering, the number of Common Shares being registered hereby, and the number of Common Shares to be owned by the Selling Shareholder after the completion of this offering:

------------------------------------------------------------------------------------------------------------------
                                                   Common Shares Owned                             Common Shares
                                                    Prior To Offering        Common Shares          Owned After
Name of Selling Shareholder                                                   Registered             Offering
------------------------------------------------------------------------------------------------------------------

Marson Corporation, a  Delaware corporation
   ("Marson")                                            771,632              771,632              0 (1)

------------------------------------------------------------------------------------------------------------------

(1)      Assumes the sale of all Common Shares registered hereunder.

Purchase Agreement
------------------

                  Under the terms of the Purchase Agreement, the Company has agreed to use its best efforts to file a registration statement with respect to the potential resale of 771,632 Common Shares to be issued to the Selling Shareholder and to maintain the effectiveness of such registration statement for a period of 36 months from the date of this Prospectus. All of the registration and qualification fees, printing and accounting fees, and fees and disbursements of the Company's legal counsel incurred in connection with the registration of the Common Shares will be paid by the Company; provided, however, that any underwriters' discounts and commissions and brokerage or dealer commissions will

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be borne by the Selling Shareholder. The Common Shares may be offered and sold from time to time within such 36-month period as determined by the Selling Shareholder.

                               MANNER OF OFFERING

                  The price and manner of sale of the Common Shares offered hereunder are in the sole discretion of the Selling Shareholder. Sales of the Common Shares covered by this Prospectus may be made by the Selling Shareholder, or, subject to applicable law, by pledgees, donees, transferees or other successors in interest, in over-the-counter market or otherwise at prices and at terms then prevailing or at prices related to the then-current market price or at prices and at terms determined in privately negotiated transactions. The Common Shares may be sold through any of several methods, including by any one or more of the following: (a) a block trade in which the broker or dealers so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (c) ordinary brokerage transactions and transactions in which the brokers solicits purchasers; and (d) privately negotiated transactions. In effecting sales, brokers or dealers engaged by the Selling Shareholder may arrange for other brokers or dealers to participate. Brokers or dealers will receive commissions or discounts from the Selling Shareholder in amounts to be negotiated immediately prior to sale. Such brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In addition, any Common Shares covered by this Prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this Prospectus.

                  The Company has advised the Selling Shareholder of its obligations under the Exchange Act to avoid market manipulation of the Common Shares, including without limitation its obligation not to purchase or solicit purchases by others of any of the Common Shares during the two business days preceding the commencement of any offers or sales of the Common Shares by the Selling Shareholder, until the offering pursuant to this Prospectus by the Selling Shareholder has been completed.

                  The Company has also advised the Selling Shareholder of its obligations under the Securities Act to deliver copies of this Prospectus to any purchaser of their Common Shares.

                          DESCRIPTION OF COMMON SHARES

                  The following summary contains certain information regarding the Company's Common Shares. This information is qualified in its entirety by reference to the Company's Amended Articles of Incorporation, as amended (the "Amended Articles"), and Chapter 1701 of the Ohio Revised Code.

                  The Company is incorporated under the laws of the State of Ohio and its authorized capital stock consists of 200,000,000 Common Shares, without par value. There were 77,471,058 shares outstanding as of August 23, 1996. All of the Common Shares of the Company to be sold by the Selling Shareholder have been duly authorized and validly issued, and are fully paid and nonassessable. Dividends, which may be declared at the discretion of the Board of Directors of the Company, must be paid equally on all issued and outstanding Common Shares out of funds legally available therefor. Upon liquidation, any excess net assets after all payments of debts and costs must be paid to shareholders in proportion to the number of Common Shares held. The Common Shares are not subject to preemptive rights, conversion rights, redemption provisions or sinking fund provisions.

                  The holder of each Common Share is entitled to one vote on all matters submitted to shareholders generally, except that shareholders have the right to cumulate their votes for the election of

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Directors as permitted by Ohio law. The Board of Directors is divided into three Classes with the term of office of one of such Classes expiring in each year. At each Annual Meeting of Shareholders the successors to the Directors of the Class whose term is expiring at that time are elected to hold office for a term of three years. Classification of the Board of Directors increases the number of Common Shares necessary under cumulative voting to elect a Director in any given year. Subject to the provisions of Articles Seventh and Eighth of the Company's Amended Articles, as hereinafter summarized, all matters submitted to a vote of shareholders are determined by a vote of the holders of a majority of the outstanding shares entitled to vote thereon present in person or by proxy at a meeting at which the vote was taken.

                  Article Seventh of the Company's Amended Articles provides, in essence, that proposals (i) with respect to a merger, consolidation or acquisition wherein the existing shareholders of the Company would hold less than two-thirds of the voting power of the Company, or of the surviving or new corporation, immediately after consummation of the transaction, and (ii) with respect to a sale of substantially all of the assets of the Company, both require adoption or approval by holders of shares representing two-thirds of the voting power of the Company.

                  Article Eighth of the Company's Amended Articles provides, in essence, that the affirmative vote of the holders of shares representing at least 80% of the voting power of the Company is required to effect a merger, consolidation, sale, lease or exchange of substantially all of the assets of the Company where the other party to the transaction, including its "affiliates" and "associated persons," as defined, is a holder, directly or indirectly, of 5% or more of the outstanding shares of any class of the Company entitled to vote at a meeting called to consider such a proposed transaction, as of the record date used to determine the shareholders entitled to vote upon such transaction. The Board of Directors, acting in good faith, shall make a conclusive determination as to whether the proposed transaction requires an 80% vote of shareholders. The requirement for approval by an 80% vote shall not be applicable to proposals which received the formal approval of the Board of Directors of the Company prior to the acquisition of the 5% share interest by the other party, provided that with respect to any proposed transaction as to which the 80% voting requirement would otherwise be applicable there also has been a disclosure to all shareholders of any inducements in connection with the proposed transaction offered to officers and Directors of the Company which are not extended to all shareholders.

Ohio Law
--------

                  As an Ohio corporation, the Company is subject to certain provisions of Ohio law which may discourage or render more difficult an unsolicited takeover of the Company. Among these are provisions that (i) prohibit certain mergers, sales of assets, issuances or purchases of securities, liquidation or dissolution, or reclassifications of the then outstanding shares of an Ohio corporation involving certain holders of stock representing 10% or more of the voting power, unless such transactions are either approved by the Directors in office prior to the 10% shareholder becoming such or involve a 10% shareholder which has been such for at least three years and certain requirements related to the price and form of consideration to be received by shareholders are met; and (ii) provide Ohio corporations with the right to recover profits realized under certain circumstances by persons engaged in "greenmailing" or who otherwise sell securities of a corporation within 18 months of proposing to acquire such corporation.

                  In addition, pursuant to Section 1701.831 of the Ohio Revised Code, the purchase of certain levels of voting power of the Company (one-fifth or more, one-third or more, or a majority) can be made only with the prior authorization of the holders of shares representing at least a majority of the total voting power of the Company and the separate prior authorization of the holders of shares representing at least a majority of the voting power held by shareholders other than the proposed purchaser, officers of the Company and Directors of the Company who are also employees.

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                              VALIDITY OF SHARES

                  The validity of the Common Shares offered hereby will be passed upon by Calfee, Halter & Griswold LLP, 1400 McDonald Investment Center, 800 Superior Avenue, Cleveland, Ohio 44114-2688, outside counsel to the Company. William A. Papenbrock, a partner of Calfee, Halter & Griswold LLP, is a Director of the Company, and as of November 30, 1996 beneficially owned 11,647 Common Shares of the Company.

                                     EXPERTS

                  The consolidated financial statements of the Company included in its Annual Report on Form 10-K for the fiscal year ended May 31, 1996 have been examined by Ciulla, Smith & Dale LLP, independent public accountants, as set forth in their report included therein and incorporated herein by reference.


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